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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                            SPECIALTY CATALOG CORP.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  84748Q 10 3
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                                (CUSIP Number)


                               Eric Eisenstadt
                              Kane Kessler, P.C.
                         1350 Avenue of the Americas
                           New York, New York 10019
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                April 29, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

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CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Guy Naggar


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /

3.   SEC Use Only


4.   Source of Funds
     PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
     Italian


                         7.   Sole Voting Power
                              377,167

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 0

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              377,167

     With
                         10.  Shared Dispositive Power
                              0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     377,167


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
     8%


14.  Type of Reporting Person
     IN

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Item 1

         This Schedule 13D relates to the common stock (the "Common Stock") of Specialty Catalog Corp. (the "Company"). The principal executive offices of the Company are 21 Bristol Drive, South Easton, MA 02375.


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Item 2

         (a)      Guy Naggar

         (b)      Dawnay, Day & Co. Ltd.
                  15 Grosvenor Gardens
                  London, England SW1NOBD

         (c) Mr. Naggar is employed as an investment banker by Dawnay, Day & Co. Ltd.
                  15 Grosvenor Gardens
                  London, England SW1NOBD

         (d) and (e)

                  In the past five years Mr. Naggar has not:

                  (i)      been convicted in a criminal proceeding; and

                  (ii) been a party to a civil or administrative proceeding and as a result of this proceeding become subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Italian

Item 3

         The present transaction does not involve a purchase of the Company's Common Stock. Mr. Naggar was a shareholder of Viking Holdings Limited ("Viking"), a British Virgin Islands corporation. Viking beneficially owned 1,483,553 shares of the Company's Common Stock. The Board of Directors and shareholders of Viking voted to dissolve Viking and adopted a plan of liquidation pursuant to which the Company's Common stock was distributed pro rata among the Viking shareholders. Mr. Naggar received 374,667 shares of the Company's Common Stock (the "Securities") as part of his distributive share.

Item 4

         The purpose of the acquisition of the Securities by Mr. Naggar is for investment. Mr. Naggar may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him at any time, subject to compliance with applicable law. Mr. Naggar does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Naggar may, from time to time, review or reconsider his


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position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5

         (a) Mr. Naggar beneficially owns an aggregate of 377,167 shares of the Company's Common Stock, or 8% based on 4,701,666 shares of Common Stock outstanding as disclosed in the Company's Form 10-K for the year ended December 31, 1996 as filed with the Securities and Exchange Commission. Mr. Naggar is a director of the Company, and has received as part of his compensation as a director, an immediately exercisable option ("Option") to purchase 2,500 shares of Common Stock at a price of $6.50 a share. Mr. Naggar has sole voting and dispositive power with respect to 377,167 shares of the Company's Common Stock, including shares underlying such Option. Upon such exercise Mr. Naggar will have sole voting and dispositive power over the 2,500 shares.

                  Central Investments Limited ("Central") is a British Virgin Islands limited liability company which beneficially owns 733,966 shares of Common Stock. Central is owned by a trust which was formed for the benefit of Marion Naggar's children. Marion Naggar is Guy Naggar's wife. Neither Guy Naggar or Marion Naggar is a beneficiary or trustee of the trust and has no investment power or control over the activities of the trust. Mr. Naggar disclaims any beneficial ownership of the Common Stock held by Central.

         (b) Mr. Naggar has sole voting and dispositive power for 377,167 shares of the Company's Common Stock.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

Item 6

         Not applicable.

Item 7

         None.